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             UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25
                                                               SEC FILE NUMBER
                        NOTIFICATION OF LATE FILING                0-24682

                              FORM 10-QSB                       CUSIP NUMBER
                                                                    676453
                      For Period Ended: March 31, 1997

[Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.]

PART I - REGISTRANT INFORMATION

                         WORLDWIDE PETROMOLY, INC.
                         -------------------------
                          Full Name of Registrant

                             Not Applicable
                        -------------------------
                        Former Name if Applicable

                    1300 Post Oak Boulevard, 9th Floor
         --------------------------------------------------------
         Address of Principal Executive Office (Street and Number)

                          Houston, Texas  77056
                        ------------------------
                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the Registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
[X] prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The person responsible for most of the preparation of the Form 10-Q has been busy on other projects and was unable to timely complete the Form 10-QSB.
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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

               Jon D. Sawyer                 303/893-2300
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                  (Name)              (Area Code)(Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15(d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940
     during the preceding 12 months (or for such shorter)
     period that the Registrant was required to file such
     reports) been filed?  If answer is no, identify report(s). [X]Yes   [ ]No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last
     fiscal year will be reflected by the earnings statements
     to be included in the subject report or portion thereof?   [X]Yes   [ ]No

NARRATIVE AND QUALITATIVE EXPLANATION OF THE ANTICIPATED CHANGE:

During the nine months ended March 31, 1997, the Company had net sales of $125,077 compared to $308,615 in sales for the nine months ended March 31, 1996. During the 9 months ended March 31, 1997, the Company had a net loss of $818,179 compared to a net loss of $66,760 for the 9 months ended March 31, 1996.
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                         WORLDWIDE PETROMOLY, INC.
               -------------------------------------------
              (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

                                     WORLDWIDE PETROMOLY, INC.

                                     By/s/ Gilbert Gertner
                                       Gilbert Gertner
                                       Chairman of the Board of Directors
Date: May 15, 1997
[ATTENTION: Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).]